Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

May 5, 2025

Via Electronic Mail

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Amendment No. 5 to Registration Statement on Form F-1 Filed May 1, 2025 File No. 333-284559

Dear Mr. Efron:

This letter is in response to the letter dated May 5, 2025, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

Exhibits

1.	We acknowledge your counsel’s revised opinion filed as Exhibit 5.1. We note that the revised opinion has deleted Schedule 1, which is referenced by counsel’s opinion. Please re-file the opinion to include the deleted Schedule

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised and refiled Exhibit 5.1 to include the omitted Schedule 1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer